11/21

Follow-Up Materials

08006384

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ______________

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS: ______________

PROCESSED
MAR 1 2 2009 E
THOMSON REUTERS

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00001 FISCAL YEAR: ______________

(03/94)

RECEIVED
2008 NOV 21 A 7:04

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2008
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2008, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
AUD	380,000,000	7.17	100.00	1-July-08	21-June-2018
AUD	30,000,000	0.50	44.80	7-July-08	7-July-2023
RUB	1,000,000,000	7.75	100.925	8-July-08	8-Jan-2013
RUB	70,000,000	7.00	100.00	9-July-08	9-Jan-2013
JPY	1,196,000,000	Fixed Rate/FX Linked	100.00	17-July-08	22-July-2010
BRL	33,000,000	11.00	100.00	29-July-08	29-July-2013
BRL	9,540,000	10.00	98.38	30-July-08	30-July-2010
RUB	70,000,000	7.10	100.00	7-Aug-08	7-Aug-2013
JPY	1,445,000,000	Fixed Rate/FX Linked	100.00	21-Aug-08	19-Aug-2010
BRL	18,000,000	10.00	100.00	28-Aug-08	28-Aug-2013
USD	1,000,000,000	4.25	99.863	10-Sep-08	10-Sep-2018
IDR	760,180,000,000	Zero Coupon FX Linked	61.40	23-Sep-08	23-Sep-2013
BRL	17,000,000	9.50	100.00	25-Sep-08	25-Sep-2013
BRL	6,000,000	9.00	100.00	29-Sep-08	30-Sep-2011
USD	200,000,000	3.8625	100.00	29-Sep-08	29-Sep-2015
USD	200,000,000	4.25	100.00	29-Sep-08	28-Sep-2017

Purchases by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
JPY	21,000,000,000	CMS Linked	24-Feb-2005	24-Feb-2020	2,100,000,000	7-July-2008
JPY	21,000,000,000	CMS Linked	24-Feb-2005	24-Feb-2020	2,300,000,000	18-Sep-2008

Annex B

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
September 30, 2008

(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2008

INTRODUCTION
The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 28, 2008, which includes the Ordinary Capital financial statements for the year ended December 31, 2007. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING
The financial statements of the Ordinary Capital are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present the Ordinary Capital financial results in accordance with GAAP, for example the fair value of financial instruments, the determination of the loan loss allowance, and the determination of the projected benefit obligations, costs and funded status associated with the pension and postretirement benefit plans, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Effective January 1, 2008, Management approved the election of the fair value option provided by Statement of Financial Accounting Standards (SFAS) No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" for certain medium- and long-term debt (i.e., borrowings funding floating rate assets) with the primary purpose of reducing the income volatility resulting from previously accounting for its borrowings at amortized cost and, as required by SFAS 133[1], marking to market its borrowing swaps, with changes in fair value recognized in income. The remaining reported income volatility resulting from changes in fair value of non-trading swaps, now mitigated by the changes in fair value of the elected borrowings, is still not fully representative of the underlying economics of the borrowing transactions as the Bank generally holds its bonds and related swaps to maturity. Accordingly, the Bank continues to define Income before Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value[2] (previously Effects of SFAS 133 and currency transaction adjustments) as "Operating Income", which is more representative of the results of the Bank's operations.

Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value are reported separately in the Condensed Statement of Income and Retained Earnings, and are excluded from the determination of ratios and other financial parameters.

FINANCIAL OVERVIEW
During the first nine months of 2008, the Bank approved 66 loans totaling \$5.4 billion as compared to 45 loans that totaled \$4.3 billion during the same period in 2007. The Bank issued bonds for a total face amount of \$8.0 billion equivalent (2007 - \$4.3 billion) that generated proceeds of \$7.6 billion equivalent (2007 - \$3.9 billion) and had an average life of 4.8 years (2007 - 9.3 years).

Operating Loss during the first nine months of 2008 was \$384 million, compared to an Operating Income of \$363 million for the same period last year. The decrease was mainly due to a reduction in net interest income of \$719 million caused by the losses (mostly unrealized) on the Bank's trading investment portfolio resulting from the continuing financial markets crisis, as discussed under "Other Developments During the Quarter", and a Provision for loan and guarantee losses of \$52 million, compared to a credit of \$17 million for the same period last year.

Effective January 1, 2008, the Bank availed itself of the fair value option under SFAS 159. Net unrealized gains on non-trading derivatives and borrowings measured at fair value for the first nine months of 2008 amounted to \$299 million. These net unrealized gains include, among others, changes in fair value of lending swaps and fixed-to-fixed borrowing swaps, which underlying loans and borrowings were not elected to be measured at fair value. The fair value election of borrowings that are part of a fixed-to-fixed swap relationship would have created greater income volatility.

Net unrealized gains on the Bank's non-trading derivatives due to changes in interest rates were \$474 million for the first nine months of the year mainly due to an overall decrease in long-term swap interest rates in the global markets, compared to year-end 2007 levels. These gains were partially compensated by net unrealized losses of \$175 million on borrowings elected under the fair value option resulting from changes in

[1] Refers to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

interest rates. This income volatility, which amounted to a gain of $299 million for the nine months period ended September 30, 2008, resulted mainly from a small overall increase in the Bank's credit spreads during the year.

During the nine month period ended September 30, 2008, there was a positive net currency translation adjustment of $83 million on the Bank's net assets, mostly due to the appreciation of the Japanese yen currency against the United States dollar, partially offset by a depreciation of the Euro, compared to a positive net currency translation adjustment of $185 million for the same period in 2007.

Box 1 presents comparative selected financial data for the Bank's Ordinary Capital.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2008	Nine months ended September 30, 2007	Year ended December 31, 2007
Lending Summary			
Loans approved	$ 5,414	$ 4,298	$ 7,677
Undisbursed portion of approved loans	17,700	16,691	16,428
Gross disbursements	3,970	3,176	6,725
Net disbursements	274	(1,194)	1,460
Income Statement Data			
Operating (Loss) Income	$ (384)	$ 363	$ 283
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value [1]	299	(393)	(149)
Net (loss) income	(85)	(30)	134
Returns and Costs, after swaps			
Return on average loans outstanding	4.80%	5.38%	5.35%
Return on average liquid investments	(3.01)%	3.87%	2.93%
Average cost of borrowings outstanding during the period	3.87%	4.93%	4.92%
	September 30, 2008	**September 30, 2007**	**December 31, 2007**
Balance Sheet Data			
Cash and investments-net [2], after swaps	$ 17,303	$ 18,443	$ 16,301
Loans outstanding	48,424	45,094	47,954
Borrowings outstanding [3], after swaps	46,412	44,669	45,036
Total equity	20,441	19,965	20,353
Total-Equity-to-Loans Ratio	38.6%	43.0%	40.2%

[1] Effective January 1, 2008, the Bank elected to account at fair value a substantial amount of its borrowings, as allowed by SFAS 159, with changes in fair value recognized in income. Following the provisions of SFAS 159, previous periods have not been restated.
[2] Net of Receivable/Payable for investment securities sold/purchased.
[3] Net of premium/discount.

CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy, and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the Total-Equity-to-Loans Ratio or TELR.[3] According to the Bank's capital adequacy policy, as long as Operating Income is positive and the TELR is increasing between 32% and 38%, the Bank will apply standard loan charges equal to a lending spread of 0.30%, a credit commission of 0.25%, and no supervision and inspection fee. In the event that the actual TELR exceeds the upper limit of the

[3] The TELR is the ratio of the sum of "Equity" (defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members), Postretirement benefit assets and cumulative Net unrealized gains and losses on non-trading derivative and borrowings measured at fair value (previously Effects of SFAS 133 and currency transaction adjustments) to outstanding loans and net guarantee exposure.

band, the Board of Executive Directors may approve loan charges that are different from the standard ones.

The level of the loan charges for the second semester of 2008 is currently under consideration by the Bank. Accordingly, loan income for the third quarter of 2008 has been calculated using the loan charges approved for the first semester of 2008 (i.e., 0.15% lending spread, 0.10% credit commission and no supervision and inspection fee).

Table 1 presents the TELR calculation. During the period, the TELR decreased from 40.2% at the end of last year to 38.6%. The decrease was mainly due to an increase of $918 million in loans outstanding and net guarantee exposure and a decrease in the equity used in the TELR of $389 million, reflecting mostly operating losses of $384 million, and the one-time write-off of deferred borrowing issue costs of $163 million against beginning retained earnings, as part of the implementation of SFAS 159, that were partially offset by positive translation adjustments of $83 million.

Table 1: TOTAL-EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2008	Nine months ended September 30, 2007	December 31, 2007
Equity used in TELR	$ 19,102	$ 19,639	$ 19,491
Loans outstanding and net guarantee exposure	$ 49,447	$ 45,623	$ 48,529
TELR	**38.6%**	**43.0%**	**40.2%**

CONDENSED BALANCE SHEETS

Loan Portfolio: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, up to 10% of outstanding loans and guarantees, not including emergency lending, may be made without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries (Non-sovereign guaranteed operations).

The loan portfolio is the Bank's principal earning asset of which, at September 30, 2008, over 95% was sovereign-guaranteed. At September 30, 2008, the total volume of outstanding loans was $48.4 billion, $0.4 billion higher than the $48.0 billion at December 31, 2007. The increase in the loan portfolio was mostly due to a higher level of loan disbursements ($4.0 billion) than collections ($3.7 billion, including collections of emergency loans of $0.5 billion) and positive currency translation adjustments of $0.2 billion.

During 2008, the portfolio of non-sovereign-guaranteed loans has increased $0.9 billion to a level of $2.1 billion compared to $1.2 billion at December 31, 2007. This increase reflects the Bank's emphasis in growing its non-sovereign-guaranteed operations. As of September 30, 2008, 6.3% of outstanding loans and guarantees, not including emergency loans, were non-sovereign-guaranteed, compared to 3.5% at December 31, 2007.

Investment Portfolio: The Bank's investment portfolio is substantially comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $984 million during the first nine months of 2008, mainly resulting from a net increase in cash flows from financing activities ($1,618 million) and positive cash flows from operating activities ($884 million), partially offset by the losses on the trading investments portfolio ($907 million), net loan disbursements ($274 million) and negative currency translation adjustments ($319 million).

Borrowing Portfolio: The portfolio of borrowings is mostly comprised of medium and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $1.4 billion compared with December 31, 2007, primarily due to a larger amount of new borrowings than maturities ($1.6 billion), that was partially offset by a one-time decrease of $256 million in the carrying value of the borrowings elected for measurement at fair value, as part of the transition adjustment under SFAS 159.

Equity: Total equity at September 30, 2008 was $20.4 billion, an increase of $88 million from December 31, 2007, reflecting positive currency translation adjustments of $83 million and the SFAS 159 cumulative effect adjustment of $93 million, partially offset by the Net loss for the period of $85 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the nine months ended September 30, 2008, the Operating Loss was $384 million compared to an Operating Income of $363 million for the same period last year, an income reduction of $747 million, substantially due to a decrease in net interest income of $719 million and a Provision for loan and guarantee losses of $52 million, compared to a credit of $17 million in the same period last year.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2008 and 2007 and the year ended December 31, 2007 are shown in **Table 3.**

As discussed below under "Other Developments During the Quarter", the difficult market conditions resulting from the financial crisis that started in mid-2007, continued to affect the Bank's investment operations. The Bank had negative net interest income of $47 million during the first nine months of the year compared to positive net interest income of $672 million for the same period last year, a decrease of $719 million. This decrease was mostly due to a reduction in net investment income of approximately $771 million on the Bank's trading investment portfolio, resulting from investment losses of $907 million (mostly unrealized) compared to $108 million for the same period last year.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Loan interest income	$ 1,686	$ 1,792
Investment (loss) income[1]	(423)	476
	1,263	2,268
Less:		
Borrowing expenses	1,310	1,596
Net interest (loss) income	(47)	672
Other loan income	37	25
Other expenses:		
Provision (credit) for loan and guarantee losses	52	(17)
Net non-interest expense	322	351
Total	374	334
Operating (Loss) Income	$ (384)	$ 363

[1] Includes realized and unrealized gains and losses.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2008		Nine months ended September 30, 2007		Year ended December 31, 2007	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans[1]	$ 48,250	4.72	$ 45,164	5.31	$ 45,569	5.28
Liquid investments	16,764	(3.01)	16,835	3.87	16,791	2.93
Total earning assets	65,014	2.73	61,999	4.92	62,360	4.65
Borrowings	45,427	3.87	43,254	4.93	43,349	4.92
Interest spread[2]		(1.14)		(0.01)		(0.27)
Net interest margin[2][3]		(0.10)		1.45		1.58

[1] Excludes loan fees.
[2] Negative interest spreads and net interest margins due to net investment losses (mostly unrealized) resulting from the financial market crisis that began in late July 2007, as described below.
[3] Represents net interest (loss) income as a percent of average earning assets.

COMMITMENTS

GUARANTEES: The Bank makes partial guarantees with or without a sovereign counter-guarantee. During the nine months ended September 30, 2008, there was one approved non-trade-related guarantee without sovereign counter-guarantee for $176 million, compared to four guarantees for $900 million during the nine months ended September 30, 2007. In addition, the Bank issued 91 guarantees for a total of $160 million under its non-sovereign-guaranteed Trade Finance Facilitation Program (2007 – 44 guarantees issued for a total of $77 million). No guarantees were approved with a sovereign counter-guarantee.

CONTRACTUAL OBLIGATIONS: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At September 30, 2008, undisbursed loans amounted to $17,700 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 5.0 years with contractual maturity dates through 2038.[5]

OTHER DEVELOPMENTS DURING THE QUARTER

PERFORMANCE AND EXPOSURE OF LIQUID INVESTMENT PORTFOLIO: The financial markets crisis that began in late July 2007 has expanded and extended into the third quarter of 2008. The Bank invests in certain sectors of these markets, including asset-backed and mortgage-backed investment securities, and has been adversely affected by the crisis. The effect of the persistent turbulence in the financial markets characterized by lack of liquidity, higher volatility and widening of credit spreads, has continued to affect the Bank's ability to mitigate its risk by selling or hedging its exposures. In addition, valuations continue to be impacted by market factors, external to the Bank, such as default rates, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize the use of market inputs in the valuation of its investments, including, external pricing services, independent dealer prices, and observable market yield curves.

In response to the crisis and the contagion effect across market sectors, the Bank has continued to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of its securities, with a particular focus on its structured credit products.

During the nine months ended September 30, 2008, the Bank incurred $907 million of losses (mostly unrealized) in its trading investments portfolio, virtually all of which are related to the $5.1 billion asset-backed and mortgage-backed securities portion of the portfolio, and most of which remained AAA rated as of September 30, 2008. The credit exposure for the whole investment portfolio amounted to $17.1 billion at September 30, 2008 ($16.1 billion at December 31, 2007). The quality of the portfolio continues to be high, as 89% of the credit exposure is rated AAA and AA, about 9% is rated A and about 1% carry the highest short-term ratings. **Table 4** shows a breakdown of the trading investments portfolio at September 30, 2008 and December 31, 2007, by asset category.

Table 4: TRADING INVESTMENTS PORTFOLIO BY ASSET CATEGORY
(Expressed in million of United States dollars)

Asset Category	Carrying Value September 30, 2008	 December 31, 2007
Obligations of the United States Government and its corporations and agencies	$ 1,221	$ 454
Obligations of other governments and agencies	624	127
Bank obligations	6,333	4,707
Corporate securities	294	411
Asset-backed and mortgage-backed securities	5,093	6,608
Total trading investments	$ 13,565	$ 12,307

5 The maturity structure of medium- and long-term borrowings outstanding at the end of 2007 is presented in Appendix I-5 to the December 31, 2007 financial statements.

NON-SOVEREIGN-GUARANTEED LOAN: In April 2008, the Bank approved a non-sovereign-guaranteed loan in the amount of $400 million to an entity located in the territory of a member country. As of September 30, 2008, the outstanding balance of this loan amounted to $288 million. In September 2008, the constitutional court of the member country resolved that the supreme decree approving the Bank financing was unconstitutional. The arguments of the constitutional court indicate that the debt incurred constitutes public debt and that the government of the member country is ultimately responsible for the repayment of the loan. Management is in the process of reviewing the situation with the government and, based on current events and circumstances, is of the opinion that it is probable that all contractual cash flows of the loan will be collected as provided in the original contract (including the possibility of full prepayment) and that no losses will arise from this matter. All amounts due continue to be received monthly as per the terms of the loan agreement.

FUNDED STATUS OF PENSION AND POSTRETIREMENT BENEFIT PLANS (PLANS): GAAP require the Bank to fully recognize in its Balance Sheet an asset for its Plans' overfunded status (or a liability if the Plans are underfunded) through comprehensive income. GAAP also require that the measure of the funded status is made and recognized on the measurement date which, in the case of the Bank, is at the end of every year. Accordingly, the overfunded status of the Bank's pension and postretirement benefit plans is established annually by subtracting the Plans' benefit obligations from the fair value of the Plans' assets.

During 2008, the fair value of the Plans' assets, a significant component of the Plans' funded status and mainly comprising equities, fixed income and other investments, has been adversely affected by the continuing instability in the financial markets. As a result, the fair value of the Plans' assets has decreased by $672 million to $3,561 million as of September 30, 2008. In contrast to the Plans' assets, which are measured each month, the Plans' benefit obligations or pension liabilities are measured only at the end of the year.

The Postretirement benefit assets included in the Bank's balance sheet, amounting to $963 million as of September 30, 2008, do not reflect the potential decrease of the Plans' funded status.

Changes in Postretirement benefit assets do not have an impact on Net income or in the determination of the TELR.

RECENT DEVELOPMENTS

PERFORMANCE AND EXPOSURE OF LIQUID INVESTMENT PORTFOLIO: During October, 2008, the financial markets conditions continued to be difficult. Additional unrealized losses of approximately $157 million were incurred in the trading investments portfolio, for a total of $1,064 million for the ten months ended October 31, 2008.

MEMBERSHIP OF THE PEOPLE'S REPUBLIC OF CHINA: In October 2008, the Board of Governors of the Bank approved a Resolution for the admission of the People's Republic of China to membership in the Bank. In accordance with the terms of the Resolution, the People's Republic of China shall become a member when it has fulfilled certain conditions which include undertakings concerning the obligations of membership and the signature of the Agreement Establishing the Bank. Comparable initiatives are also in process for the People's Republic of China to be a Donor to the Multilateral Investment Fund, a fund under administration by the Bank, and the Inter-American Investment Corporation, a separate international organization the purposes of which complement those of the Bank.

LIQUIDITY PROGRAM FOR GROWTH SUSTAINABILITY: The Board of Executive Directors has forwarded to the Board of Governors for consideration and approval a proposal to create a Liquidity Program for Growth Sustainability, which would be a program within the Bank's Emergency Lending category, of up to $6 billion, designed to help borrowing member countries address the effects of the current international financial crisis on the region's economic and social progress by protecting the flow of credit to the economy through financial institutions.

CONDENSED QUARTERLY FINANCIAL STATEMENTS
(UNAUDITED)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	September 30, 2008 (Unaudited)		December 31, 2007	
ASSETS				
Cash and investments				
Cash	$ 218		$ 200	
Investments				
Trading	13,565		12,307	
Held-to-maturity	3,779	$ 17,562	3,858	$ 16,365
Loans outstanding	48,424		47,954	
Allowance for loan losses	(89)	48,335	(51)	47,903
Accrued interest and other charges		795		723
Receivable from members		407		412
Receivable from currency and interest rate swaps		2,236		3,026
Postretirement benefit assets		963		973
Other assets		393		505
Total assets		$ 70,691		$ 69,907
LIABILITIES AND EQUITY				
Liabilities				
Borrowings				
Short-term	$ 1,767		$ 2,204	
Medium- and long-term				
Measured at fair value	32,779		-	
Measured at amortized cost	12,693	$47,239	44,845	$ 47,049
Payable for currency and interest rate swaps		1,416		1,024
Payable for investment securities purchased		271		67
Amounts payable to maintain value of currency holdings		483		616
Accrued interest on borrowings		641		596
Other liabilities		200		202
Total liabilities		50,250		49,554
Equity				
Capital stock				
Subscribed 8,367,264 shares (2007–8,368,563 shares)	100,938		100,953	
Less callable portion	(96,599)		(96,613)	
Paid-in capital stock	4,339		4,340	
Retained earnings	14,584		14,576	
Accumulated other comprehensive income	1,518	20,441	1,437	20,353
Total liabilities and equity		$ 70,691		$ 69,907

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)	
Income (loss)				
Loans	$ 542	$ 607	$ 1,723	$ 1,817
Investments [1]	(255)	101	(423)	476
Other	6	4	11	15
Total income	293	712	1,311	2,308
Expenses				
Borrowing expenses, after swaps	404	564	1,310	1,596
Provision (credit) for loan and guarantee losses	34	(5)	52	(17)
Administrative expenses	109	136	299	351
Special programs	12	6	34	15
Total expenses	559	701	1,695	1,945
Income (loss) before Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(266)	11	(384)	363
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	297	331	299	(393)
Net income (loss)	31	342	(85)	(30)
Retained earnings, beginning of period	14,553	14,070	14,576	14,442
SFAS 159 cumulative effect adjustment	-	-	93	-
Retained earnings, end of period	$14,584	$ 14,412	$14,584	$ 14,412

[1] For the nine months ended September 30, 2008, includes net unrealized losses on trading portfolio instruments held at the end of the period. of $888 million (2007 - $108 million)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)	
Net income (loss)	$ 31	$ 342	$ (85)	$ (30)
Other comprehensive income (loss)				
Translation adjustments	(179)	203	83	185
Reclassification to income - cash flow hedges	-	-	(2)	2
Total other comprehensive income (loss)	(179)	203	81	187
Comprehensive income (loss)	$ (148)	$ 545	$ (4)	$ 157

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Nine months ended September 30, 2008	Nine months ended September 30, 2007
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$(3,970)	$ (3,176)
Loan collections (net of participations)	3,696	4,370
Net cash (used in) provided by lending activities	(274)	1,194
Gross purchases of held-to-maturity investments	(2,212)	(1,605)
Gross proceeds from maturities of held-to-maturity investments	2,244	1,637
Miscellaneous assets and liabilities	(56)	(51)
Net cash (used in) provided by lending and investing activities	(298)	1,175
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	7,700	3,895
Repayments	(5,649)	(3,213)
Short-term borrowings, net	(438)	(659)
Collections of receivable from members	5	4
Net cash provided by financing activities	1,618	27
Cash flows from operating activities		
Gross purchases of trading investments	(8,337)	(9,437)
Gross proceeds from sale or maturity of trading investments	6,149	7,519
Loan income collections	1,842	1,847
Interest and other costs of borrowings, after swaps	(1,066)	(1,435)
Income from investments	423	580
Other income	11	15
Administrative expenses	(312)	(315)
Special programs	(14)	(8)
Net cash used in operating activities	(1,304)	(1,234)
Effect of exchange rate fluctuations on cash	2	4
Net increase (decrease) in cash	18	(28)
Cash, beginning of year	200	276
Cash, end of period	$ 218	$ 248

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these condensed quarterly financial statements refers to the Ordinary Capital. The condensed quarterly financial statements should be read in conjunction with the December 31, 2007 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

In May 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 162 "The Hierarchy of Generally Accepted Accounting Principles", which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. In addition, in March 2008, the FASB issued SFAS 161 "Disclosures about Derivative Instruments and Hedging Activities", which amends and expands the disclosure requirements of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. This pronouncement is effective for the Bank beginning in 2009. The provisions of these standards will not have an impact on the Ordinary Capital's financial position and results of operations.

Effective January 1, 2008, the Bank adopted SFAS 157 "Fair Value Measurements" and SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The impact of the adoption of SFAS 159 was an increase in retained earnings as of January 1, 2008 of $93 million, reflecting the difference between the carrying value and the fair value amount of certain borrowings for which the fair value option was elected ($256 million), and the write-off of related deferred issue costs ($163 million). Subsequent changes in fair value of these borrowings are recognized in Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value in the Condensed Statement of Income and Retained Earnings when they occur. For additional information on the fair value of certain financial assets and liabilities, see Note D – Fair Value measurements and Note E – Fair Value Option to the Condensed Quarterly Financial Statements.

NOTE C – LOANS AND GUARANTEES

Loan Charges: The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. According to the Capital Adequacy Policy, standard loan charges are applied when the TELR is increasing between 32% and 38% and as long as Operating Income is positive. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans, comprising approximately 94% of the loan portfolio, and are subject to semiannual review and approval by the Board of Executive Directors.

The level of the loan charges for the second semester of 2008 is currently under consideration by the Bank. Accordingly, loan income for the third quarter of 2008 has been calculated using the loan charges approved for the first semester of 2008 (i.e., 0.15% lending spread, 0.10% credit commission and no supervision and inspection fee).

Nonaccrual and impaired loans and allowance for loan losses: At September 30, 2008, the Bank did not have nonaccrual or impaired loans.

The changes in the allowance for loan and guarantee losses for the nine months ended September 30, 2008 and the year ended December 31, 2007 were as follows (in millions):

	2008 (Unaudited)	2007
Balance, beginning of year	$ 70	$ 104
Provision (credit) for loan and guarantee losses	52	(13)
Non-sovereign-guaranteed loan write-offs	-	(21)
Balance, end of period	$ 122	$ 70
Composed of:		
Allowance for loan losses	$ 89	$ 51
Allowance for guarantee losses(1)	33	19
Total	$ 122	$ 70

(1) The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

Guarantees: As of September 30, 2008, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1,565 million ($1,389 million as of December 31, 2007), and a guarantee with sovereign counter-guarantee of $60 million ($60 million as of December 31, 2007).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), the Bank provides partial credit guarantees on short-term trade related transactions. This Program authorizes up to $40 million in credit support per approved trade-finance bank, and an aggregate of no more than $400 million outstanding at any time. During the nine month ended September 30, 2008, the Bank issued 91 guarantees for a total of $160 million under this program (2007 – 44 guarantees for a total of $77 million).

At September 30, 2008, guarantees of $1,128 million ($689 million as of December 31, 2007), including $149 million issued under the TFFP ($99 million as of December 31, 2007), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $55 million ($58 million as of December 31, 2007) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 2 to 16 years, except for trade related guarantees that have maturities of up to three years. As of September 30, 2008, no guarantees provided by the Bank have ever been called.

NOTE D – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Bank adopted SFAS 157, which provides a framework for measuring fair value under GAAP. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;
- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Bank's investment instruments valued based on quoted market prices in active markets include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by SFAS 157, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, solicited non-binding broker/dealer prices (with adequate level of trading activity), or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments including government agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments. In addition, substantially all the Bank's medium and long-term borrowings elected under the fair value option allowed by SFAS 159 and lending and borrowing currency and interest rate swaps are valued based on discounted cash flows or pricing models employing valuation inputs such as market yield curves, exchange rates, and other inputs that are observable during the full term of these instruments. These instruments are classified within Level 2 of the fair value hierarchy.

Level 3 investment, borrowing and related swap instruments are valued using Management's best estimates utilizing available information including (i) actual portfolio prices provided by investment broker/dealers (with little, if any, trading activity) and (ii)

market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of September 30, 2008 by level within the fair value hierarchy (in millions). As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements September 30, 2008[(1)]	Level 1	Level 2	Level 3
Investments - Trading	$ 13,626	$ 364	$ 13,100	$ 162
Receivable from currency and interest rate swaps	2,389	-	2,323	66
Total	$ 16,015	$ 364	$ 15,423	$ 228

[(1)] Represents the fair value of the referred assets, including their accrued interest presented in the condensed Balance Sheet under Accrued interest and other charges of $61 million for trading investments and $153 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements September 30, 2008[(1)]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 33,219	$ -	$ 32,694	$ 525
Payable for currency and interest rate swaps	1,368	-	1,298	70
Total	$ 34,587	$ -	$ 33,992	$ 595

[(1)] Represents the fair value of the referred liabilities, including their accrued interest presented in the condensed Balance Sheet under Accrued interest on borrowings of $440 million for borrowings and under Accrued interest and other charges of $(48) million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and nine months ended September 30, 2008 (in millions). In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of September 30, 2008 and a description of where these gains or losses are reported in the Condensed Statement of Income and Retained Earnings.

Financial assets:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Three months ended September 30, 2008		
	Investment - Trading	Receivable from Currency and Interest Rate Swaps	Total
Balance - July 1, 2008	$ 70	$ 114	$ 184
Total gains (losses) included in:			
Net income (loss)	(34)	(34)	(68)
Other comprehensive income (loss)	(10)	(8)	(18)
Settlements	(6)	(2)	(8)
Transfer to financial liabilities	-	(4)	(4)
Transfer into level 3	142	-	142
Balance - September 30, 2008	$ 162	$ 66	$ 228
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at September 30, 2008	$ (10)	$ (38)	$ (48)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Nine months ended September 30, 2008		
	Investment - Trading	Receivable from Currency and Interest Rate Swaps	Total
Balance - January 1, 2008	$ 68	$ 89	$ 157
Total gains (losses) included in:			
Net income (loss)	(66)	(8)	(74)
Other comprehensive income (loss)	(4)	(3)	(7)
Settlements	(18)	(8)	(26)
Transfer to financial liabilities	-	(4)	(4)
Transfer into level 3	182	-	182
Balance - September 30, 2008	$ 162	$ 66	$ 228
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at September 30, 2008	$ (43)	$ (31)	$ (74)

Gains (losses) are included in the Condensed Statement of Income and Retained Earnings as follows (in millions).

	Three months ended September 30, 2008			
	Income from Investments	Borrowing Expenses, after Swaps	Net Unrealized Losses on Non-trading Derivatives and Borrowings	Total
Total gains (losses) included in Net income (loss) for the period	$ (34)	$ 4	$ (38)	$ (68)
Change in unrealized gains (losses) related to assets still held at September 30, 2008	$ (10)	$ -	$ (38)	$ (48)

	Nine months ended September 30, 2008			
	Income from Investments	Borrowing Expenses, after Swaps	Net Unrealized Losses on Non-trading Derivatives and Borrowings	Total
Total gains (losses) included in Net income (loss) for the period	$ (66)	$ 23	$ (31)	$ (74)
Change in unrealized gains (losses) related to assets still held at September 30, 2008	$ (43)	$ -	$ (31)	$ (74)

Financial Liabilities:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Three months ended September 30, 2008		
	Borrowings Measured at Fair Value	Payable for Currency and Interest Rate Swaps	Total
Balance - July 1, 2008	$ 658	$ 61	$ 719
Total (gains) losses included in:			
Net income (loss)	(68)	18	(50)
Other comprehensive income (loss)	(17)	-	(17)
Issuances and settlements, net	(48)	(5)	(53)
Transfer from financial assets	-	(4)	(4)
Balance - September 30, 2008	$ 525	$ 70	$ 595
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at September 30, 2008	$ (74)	$ 15	$ (59)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Nine months ended September 30, 2008		
	Borrowings Measured at Fair Value	Payable for Currency and Interest Rate Swaps	Total
Balance - January 1, 2008	$ 533	$ 39	$ 572
Total (gains) losses included in:			
Net income (loss)	(49)	45	(4)
Other comprehensive income (loss)	(6)	-	(6)
Issuances and settlements, net	47	(10)	37
Transfer from financial assets	-	(4)	(4)
Balance - September 30, 2008	$ 525	$ 70	$ 595
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at September 30, 2008	$ (79)	$ 40	$ (39)

(Gains) losses are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended September 30, 2008		
	Borrowing Expenses, after Swaps	Unrealized Losses on Non-trading Derivatives and Borrowings Measured at	Total
Total (gains) losses included in Net income (loss) for the period	$ 9	$ (59)	$ (50)
Change in unrealized (gains) losses related to liabilities still held at September 30, 2008	$ -	$ (59)	$ (59)

	Nine months ended September 30, 2008		
	Borrowing Expenses, after Swaps	Unrealized Losses on Non-trading Derivatives and Borrowings Measured at	Total
Total (gains) losses included in Net income (loss) for the period	$ 37	$ (41)	$ (4)
Change in unrealized (gains) losses related to liabilities still held at September 30, 2008	$ -	$ (40)	$ (40)

NOTE E – FAIR VALUE OPTION

Up to December 31, 2007, and since the discontinuation of hedge accounting on January 1, 2004, the Bank accounted for all its borrowings at amortized cost and, as required by SFAS 133, marked to market all derivative instruments, including borrowing swaps, with changes in fair value recognized in income. This accounting treatment resulted in income volatility being reported, which was not representative of the underlying economics of the transactions as the Bank generally holds its borrowings and swaps to maturity. Effective January 1, 2008, Management approved the election of the fair value option provided by SFAS 159 for certain medium- and long-term debt (i.e., borrowings funding floating rate assets) with the primary purpose of reducing the income volatility resulting from the previous accounting asymmetry, as SFAS 159 requires that changes in the fair value of elected borrowings also be recorded in income. The Bank did not elect the fair value option for other borrowings within the same balance sheet category because they do not contribute to a mitigation of, or do not produce, income volatility.

The Bank recognizes interest on borrowings in a manner that approximates the effective yield method upon issuance of those borrowings.

The changes in fair value for borrowings elected under the fair value option provided by SFAS 159 have been recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2008, as follows (in millions):

Three months ended September 30, 2008		
Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total Changes in Fair Value Included in Net Income (Loss)
$ (437)	$ 1,170	$ 733

Nine months ended September 30, 2008		
Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total Changes in Fair Value Included in Net Income (Loss)
$ (1,249)	$ 1,483	$ 234

The difference of the fair value amount and the remaining aggregate contractual principal amount out-

standing of borrowings measured at fair value as of September 30, 2008, was as follows (in millions):

Remaining Aggregate Contractual Principal Amount Outstanding	Fair Value	Fair Value Over Remaining Aggregate Contractual Principal Amount Outstanding
$ 33,010	$ 33,219	$ 209

NOTE F – NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE

Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value (before 2008, Effects of SFAS 133 and currency transaction adjustments) on the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2008 and 2007 comprise the following (in millions):

	Three months ended September 30, 2008	2007
	(Unaudited)	
Increase (decrease) in fair value of derivative instruments due to movements in:		
Exchange rates	$ (1,740)	$ 343
Interest rates	714	326
Total change in fair value of derivatives	(1,026)	669
(Increase) decrease in fair value of SFAS 159 elected borrowings due to movements in:		
Exchange rates	1,579	-
Interest rates	(409)	-
Total change in fair value of borrowings	1,170	-
Currency transaction gains (losses) on borrowings at amortized cost	149	(353)
Change in fair value of hybrid borrowings	-	1
Amortization of borrowing and loan basis adjustments	3	14
Reclassification to income - cash flow hedges	1	-
Total	$ 297	$ 331

	Nine months ended September 30, 2008	2007
	(Unaudited)	
Increase (decrease) in fair value of derivative instruments due to movements in:		
Exchange rates	$ (1,827)	$ 1,264
Interest rates	474	(402)
Total change in fair value of derivatives	(1,353)	862
Increase in fair value of SFAS 159 elected borrowings due to movements in:		
Exchange rates	1,658	-
Interest rates	(175)	-
Total change in fair value of borrowings	1,483	-
Currency transaction gains (losses) on borrowings at amortized cost	150	(1,297)
Change in fair value hybrid borrowings	-	2
Amortization of borrowing and loan basis adjustments	16	42
Reclassification to income - cash flow hedges	3	(2)
Total	$ 299	$ (393)

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. As shown in the above table, the fair value election for certain borrowings under SFAS 159 reduced the income volatility previously generated by carrying at fair value only the derivatives, as required by SFAS 133.

NOTE G – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first nine months of 2008 were $30 million (2007 – $37 million). As of September 30, 2008, the estimate of contributions expected to be paid to the Plans during 2008 was $23 million, the same amount disclosed in the December 31, 2007 financial statements. Estimated contributions expected to be paid to the PRBP also remained unchanged at $17 million. Contributions for 2007 were $34 million and $16 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation formula approved by the Board of Executive Directors for administrative expenses and are included under Administrative ex-

penses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2008 and 2007 (in millions):

	Pension Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)	
Service cost	$ 14	$ 14	$ 41	$ 43
Interest cost	35	33	106	99
Expected return on plan assets	(43)	(38)	(128)	(115)
Amortization of prior service cost	1	-	1	1
Net periodic benefit cost	$ 7	$ 9	$ 20	$ 28
Of which:				
ORC's share	$ 6	$ 8	$ 17	$ 24
FSO's share	$ 1	$ 1	$ 3	$ 4

	Postretirement Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)	
Service cost	$ 8	$ 8	$ 23	$ 24
Interest cost	16	13	47	40
Expected return on plan assets	(17)	(15)	(51)	(45)
Amortization of prior service cost	-	-	1	1
Net periodic benefit cost	$ 7	$ 6	$ 20	$ 20
Of which:				
ORC's share	$ 6	$ 5	$ 17	$ 17
FSO's share	$ 1	$ 1	$ 3	$ 3

NOTE H – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the natures of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the nine months ended September 30, 2008 and 2007, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Nine months ended September 30,	
	2008	2007
Brazil	$ 427	$ 433
Argentina	297	348
Colombia	185	170

END